Shockwave Motors Inc.
Balance Sheets
(Unaudited)

	December 31, 2019	December 31, 2018
ASSETS		
Cash and cash equivalents	$ 400	$ 452
Total current assets	400	452
Roadster development costs	308,977	308,977
TOTAL ASSETS	$ 309,377	$ 309,429
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable and accrued expenses	$ -	$ -
Total current liabilities	-	-
Commitments and contingencies	-	-
Common stock, par value $0.001, 100,000 shares authorized;		
70,000 issued and outstanding at December 31, 2019 and 2018	700	700
Additional paid in capital	360,628	357,184
Accumulated deficit	(51,951)	(48,455)
Total shareholders' equity	309,377	309,429
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 309,377	$ 309,429